FEF Distributors, LLC

Statement of Financial Condition
December 31, 2021

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-51483

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FEF Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1345 Avenue of the Americas
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chun Fong	212-698-3451	Chun.Fong@firsteagle.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001-8604
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Chun Fong, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FEF Distributors, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CINDY TRUONG NOTARY PUBLIC STATE OF NEW YORK NO. 01TR6336937 QUALIFIED IN NEW YORK COUNTY COMM. EXP. 02-16-2024

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Directors of
FEF Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FEF Distributors, LLC (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2013.

New York, NY

February 28, 2022

1

FEF Distributors, LLC

Notes to Financial Statements

December 31, 2021

CONFIDENTIAL

Assets

Cash and cash equivalents	$	16,076,443
Commissions receivable		333,608
Other assets		375,290
Total assets	$	16,785,341

Liabilities and Member's Equity

Liabilities

12b-1 fees payable	$	13,053,824
Payable to parent		223,056
Accounts payable and accrued expenses		80,500
Total liabilities		13,357,380
Member's equity		3,427,961
Total liabilities and member's equity	$	16,785,341

See notes to financial statements.

1. Organization

   Nature of operations: FEF Distributors, LLC (the "Company") is a non-clearing registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of First Eagle Investment Management, LLC (the "Parent").

   In April 2021, the Parent launched and registered with the SEC, First Eagle Small Cap Opportunity Fund, and on December 2021, the Parent launched First Eagle Global Real Assets Fund, both open-end 1940 Act registered funds. The First Eagle Small Cap Opportunity Fund ("FESCOF") seeks long-term growth of capital, seeking investments in equity securities of small and micro-cap companies in an attempt to take advantage of opportunistic situations for undervalued securities. The First Eagle Global Real Assets Fund ("FEGRAF") seeks long-term growth of capital by investing in real asset or real asset industries. Real assets include physical assets and assets that are assets that are otherwise recognized as stores of value, such as gold bullion or other precious metals, certain commodities and inflation-linked fixed income securities. Real asset industries are those that relate to ownership or production of such assets or products or services otherwise supporting such assets.

   The Company is engaged in the distribution of shares of the First Eagle group of mutual funds and the interval fund (collectively "FE Funds"). As of December 31, 2021, the FE Funds consist of ten 1940 Act registered funds: First Eagle Global Fund, First Eagle Overseas Fund, First Eagle U.S. Value Fund, First Eagle Gold Fund, First Eagle High Income Fund, First Eagle Global Income Builder Fund, First Eagle Fund of America, First Eagle Overseas Variable Fund, First Eagle Small Cap Opportunity Fund, and First Eagle Global Real Assets Fund ("Mutual Funds"), and one interval fund: First Eagle Credit Opportunities Fund ("Interval Fund"). The Company also engages in private placements of securities solely as wholesale placement agent. The private placement activities are limited to advising on or facilitating the placement of direct participation program securities, effecting private securities offerings, and retail or institutional sales and trading activities.

   The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), as the Company is a broker-dealer limited to the distribution of shares of mutual funds and private placements of securities solely as wholesale placement agent, and effecting securities transactions via subscriptions which are considered non-covered business activities under the rules. The Company also does not hold customer accounts or receive customer cash or securities.

2. Significant Accounting Policies

   a) **Basis of presentation**: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). All of the Company's assets and liabilities that are considered financial instruments are reflected at fair value. The carrying value of all other assets and liabilities approximates fair value.

b) **Use of estimates**: The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

c) **Cash and cash equivalents**: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition. Cash equivalents may consist of investments with stable net asset value ("NAV") money market funds which are valued based on NAV per share as an acceptable proxy of fair value. The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits. The Company does not have any restricted cash.

d) **Securities**: The Company does not carry customer accounts and generally does not carry any securities on its own account. Securities, if any, are traded in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency that are classified within appropriate level of the fair value hierarchy in accordance with ASC 820.

e) **12b-1 income**: The Company earns fees for providing certain ongoing distribution and marketing support services for the FE Funds based on their respective prospectuses. The Interval Fund offers Class A shares which charge 12b-1 fees. 12b-1 income is earned based on basis points of average net assets in the FE Funds, 25 basis points on Class A and Y, 75 basis points on Class A shares of the Interval Fund, 100 basis points on Class C, 35 basis points on R3 shares and 10 basis points on R4 shares. As a result, 12b-1 income is recognized over time as FE Funds simultaneously receive and consume the benefit from the 12b-1 services performed by the Company. The Company uses estimates in recording the accruals related to 12b-1 income, which are based on historical trends and are adjusted to reflect market conditions for the period covered.

f) **Commissions receivable**: Included in Commissions revenues are underwriting retention, contingent deferred sales charges and 12b-1 fee commission. Semi-monthly the Company earns underwriting retention as underwriter of FE Funds and contingent deferred sales charge on redemptions of Class C shares prior to specified holding period. For FEGRAF and FESCOF, the contingent deferred sales charge applies to redemptions of Class A shares. These revenues are derived from fees based on purchase and sale of FE Funds' shares. Underwriting retention revenue is based on the number of mutual fund positions purchased. Contingent deferred sales charges are based on number of mutual fund positions sold. The Company, as underwriter of the FE Funds, earns up to 50 basis points on sales charges of Class A shares. The Interval Fund may earn up to 350 basis points on sales charge for Class A shares. Contingent deferred sales charge is 1% fee charged on redemptions of Class C shares or Class A shares as applicable, prior to specified holding period. For the Interval Fund, purchases of $250,000 or more of Class A shares will be subject to contingent deferred sales charge of 1% for early withdrawal during the first 12 months after their purchase. The Company also receives quarterly 12b-1 fee commission payments where there are no default dealers. As of December 31, 2021, receivables from these fees were $333,608 and are reflected in commissions receivable.

The Company adopted the Current Expected Credit Loss (CECL) guidance issued by the FASB as of January 1, 2020, which requires the Company to record receivable balances at lower of amortized costs basis or fair value, with consideration of whether allowance for expected credit losses should be recognized. There is no material impact on receivables due to the adoption of CECL.

g) **12b-1 fees**: The Company pays 12b-1 fees to non-affiliated financial institutions for marketing, promotional and shareholder services on behalf of the FE Funds. The fees are based on contracted amounts and are paid monthly or quarterly, in accordance with the respective agreements. As of December 31, 2021, 12b-1 fees payable of $13,053,824 is reflected on the Statement of Financial Condition. As of December 31, 2021, $195,263 of 12b-1 payable balance is reflected in the balance Payable to Parent on the Statement of Financial Condition, pursuant to a Purchase and Sales agreement discussed in Note 5.

h) **Taxes**: The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of the Parent's tax returns. The Parent is an LLC treated as a partnership and does not have tax liabilities in most jurisdictions but rather passes through its taxable income to its members. As such, interest and penalties, if any, are treated as part of other expenses on the Statement of Operations. Accordingly, no provision or benefit has been recorded for income taxes in these financial statements.

3. Investments in Securities

For the year ended December 31, 2021, the Company did not hold investments in securities.

4. Contingencies

In the normal course of business operations, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions, but the Company is unable to predict the outcome of these matters. However, management believes the outcome of any resulting actions will not be material to the Company's Financial Statements.

5. Related-Party Transactions

The Company receives 12b-1 and commissions revenues from the FE Funds for the distribution of shares of the FE Funds. For the year ended December 31, 2021, total revenue from 12b-1 and commissions revenues were $85,368,052 and $1,976,693, respectively, and are reflected in the Statement of Operations. Receivables from the FE Funds as of December 31, 2021 were $333,608 and are included in Commissions receivable on the Statement of Financial Condition.

Pursuant to a Purchase and Sales Agreement between the Company and the Parent, the Company sells certain receivables due from the FE Funds each business day to the Parent as a form of facilitating cash settlement of its revenue recognized from the FE Funds. The funds received from this Purchase and Sale Agreement are subsequently disbursed to non-affiliated financial institutions for the marketing and promotion of the FE Funds. For the year ended December 31, 2021, receivables totaling $85,368,052 were sold to the Parent, of which $195,263 remains payable to parent as of December 31, 2021, and is reflected as a component of Payable to Parent on the Statement of Financial Condition.

The Company pays monthly administrative fees to the Parent for ongoing administrative services provided to the Company in accordance with the Service Agreement between the Company and the Parent. The fees are allocated to the Company based on headcount and percentages of wages and time spent by certain employees of the Parent, and include services such as personnel, rent, telecommunication, and corporate services. The total administrative fee incurred by the Company for the year ended December 31, 2021 was $682,506 and is included in Administrative fees to the parent on the Statement of Operations. As of December 31, 2021, the amount payable to the Parent for administrative services is $48,498 and is included as a component of Payable to Parent on the Statement of Financial Condition.

The Company is allocated a portion of occupancy related payments from the Parent, pursuant to the Service Agreement discussed above, based on square footage occupied by relevant departments involved with the Company multiplied by percentages of wages and time spent on the Company by certain employees of the Parent. This amount is reflected as a component of Administrative fees to the parent on the Statement of Operations. The Company does not have the right to obtain substantially all of the economic benefits from the use of the asset, nor have the right to direct how and for what purposes the asset can be used.

6. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subjected to Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC and capital rules of FINRA. The Company has elected to use the Alternative Net Capital method permitted by the Rule, which requires the Company to maintain minimum "net capital" equal to the greater of $250,000 or 2% of aggregate debit items arising from the reserve formula, as defined by the Rule. Net capital changes from day to day. At December 31, 2021, the Company had net capital of $2,719,063, resulting in excess net capital of $2,469,063. The minimum net capital requirements may restrict the payment of distributions.

7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

8. New Accounting Pronouncements

In December 2019, ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, was issued by the FASB that simplifies the accounting for income taxes by eliminating some exceptions to the general approach in Accounting Standards Codification 740, Income Taxes. The new guidance clarifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to separate financial statements of legal entities that are both not subject to tax and disregarded by the taxing authority. The Company has elected to adopt the ASU for the year ended December 31, 2021, therefore no income taxes are recorded by the Company.

9. Subsequent Events

The Company evaluated all subsequent events, including the Company's ability to continue as a going concern, for potential recognition and/or disclosure and concluded there were no subsequent events through February 28, 2022, the date these financial statements were available to be issued and approved by the Company's management.